APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775) 253-3921

May 16, 2016

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Apex Resources Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 16, 2016 File No. 333-207109

Dear Ms. Peyser,

We appreciate your continued review of our Registration Statement on Form S-1. Please note we have updated the filing with the March 31, 2016 financial statements. Based upon your comments we have further amended the Registration Statement and provide the following information in response to your comments:

Description of Business

1.

We note your statement that your "prices are among the lowest in the industry." Please revise to clarify the basis for this statement; for example, you may state, if true, that this is your belief based on your experience in the industry.

The disclosure has revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 32

2.

We note your revisions disclosing expected gross profits for year one. Please revise here to include the net operating income or loss for year one and the actual impact to your liquidity and capital resources for the year. Alternatively, please remove the disclosure of expected gross profits for year one.

We have removed the disclosure of expected gross profits for one year.

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APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775) 253-3921

Notes to the Financial Statements

Revenue Recognition, page F-8

5.

We have reviewed your response to prior comment 5 and your revised disclosure on page F-8. As previously requested, please provide us with a detailed analysis of all of the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. In your response, tell us your consideration of each indicator, particularly how you determined you were the primary obligor. Please ensure you detail for us your involvement in fulfilling and shipping product orders and with the customer return cycle. An example of a typical sales and return transaction that separately explains the roles of you and your supplier would facilitate our review. Based on your current disclosure and responses to date, it is unclear how you concluded that you were the primary obligor and qualified to report revenue on a gross basis under ASC 605-45-45-3. Considering you do not appear to take title to inventory and end customers prepay for product purchases and return items directly to your suppliers, it appears you do not have inventory risk, credit risk, or product return risk associated with your sales transactions.

We have reviewed the factors and indicators of gross versus net revenue reporting and prepared a detailed analysis based upon ASC Topic 605-45. We have done this with an understanding that it is a matter of judgement whether to report revenue on a net or gross basis. Based upon this review and the following detail we determined it was appropriate to report revenue on a gross basis.

a.

The company is the primary obligor in the arrangement. We have separate contracts with our clients and our suppliers. Neither is party to the contract with the other. Though the supplier may ship the product directly to our client and the client may return the product directly to the supplier for replacement, we are the party legally obligated to fulfill the product order from the client. Based upon these factors we determined that we are the primary obligor and therefore we should report revenue on a gross basis.

b.

The company has general inventory risk—before customer order is placed or upon customer return. The customer prepays for the product prior to our placing the order with the supplier. While we do not carry any inventory we are responsible for the process of making sure the client receives the product and is happy with the product. If the product is damaged or does not meet the client's specification, the product may be returned directly to the supplier for exchange, however we assist during all aspects of this process as the client is our client not the suppliers. Based upon a judgement call we believe for those reasons that we should report revenue on a gross basis.

c.

The company has discretion in establishing price. We are able to adjust our sales price with our client(s), they have no ability to purchase directly from our suppliers or negotiate pricing with them. We believe, based on this factor, we should report revenue on a gross basis.

d.

The company has discretion in supplier selection. We have multiple suppliers and have complete control over which supplier would best fit our client's specifications and needs and at what price point. We believe this factor indicates that revenues should be presented on a gross basis.

e.

Credit risk. At this point in our company development we are unable to offer credit to our clients and require pre-payment for all orders. If we are successful in our business plan and are on better financial footing in the future, we may decide to accept sales based on good credit from our clients. If and when that happens we would be responsible for credit risk on those sales. Based on management's judgement, we believe this indicated that we should report revenue on a gross basis.

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APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775) 253-3921

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer

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